               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                      WESTERN WATER COMPANY
                         (Name of Issuer)

                           Common Stock
                 (Title of Class of Securities)

                          959881103
                       (CUSIP Number)

                      David A. Persing
                      885 Third Avenue
                     New York, NY  10022
                       (212) 888-5500
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                      September 11, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Sched-
ule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.             [ ]

Check the following box if a fee is being paid with the
statement.                                                    [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                           SCHEDULE 13D

CUSIP No.   959881103

1.   NAME OF REPORTING PERSON           Durian Securities, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Not Furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION             New York
__________________
                  |    7.   SOLE VOTING POWER          248,300
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     248,300
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                   248,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    3.1%


14.  TYPE OF REPORTING PERSON                               CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No.   959881103

1.   NAME OF REPORTING PERSON                   Randall D. Smith

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 Not Furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
__________________
                  |    7.   SOLE VOTING POWER          248,300
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     248,300
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                   248,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    3.1%


14.  TYPE OF REPORTING PERSON                                IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                           SCHEDULE 13D

CUSIP No.   959881103

1.   NAME OF REPORTING PERSON           Pengo Securities Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 Not Furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION             New York
__________________
                  |    7.   SOLE VOTING POWER          - 0 -
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     - 0 -
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                  - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%


14.  TYPE OF REPORTING PERSON                            CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No.   959881103

1.   NAME OF REPORTING PERSON           Pengo Industries, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 Not Furnished

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION                Texas
__________________
                  |    7.   SOLE VOTING POWER          - 0 -
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     - 0 -
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                  - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%


14.  TYPE OF REPORTING PERSON                            CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

     This Schedule 13D relates to shares of Common Stock, par value $.001 per share ("Common Stock"), of Western Water Company (the "Issuer"). The principal executive offices of the Issuer are located at 4660 La Jolla Village Drive, Suite 680, San Diego, CA 92122. This Statement is filed by a group of persons (the "Group") identified in Item 2 below.

Item 2.  Identity and Background.

     This Statement is filed by the following Group members:

     A.  Pengo Securities corp. ("Pengo Securities").  Pengo
Securities is a New York corporation having its principal business offices at 767 Third Avenue, New York, New York 10017.
Pengo's principal business is making investments.

     B. Pengo Industries, Inc. ("Pengo Industries"). Pengo Industries is a Texas corporation having its principal business offices at 710 Zwissig Way, Union City, California 94587. Pengo's principal business is serving as a holding company.

     C.  Durian Securities, Inc. ("Durian").  Durian is a New
York corporation having its principal business offices at 767
Third Avenue, New York, New York 10017. Durian's principal business is making investments.

     D.  Randall D. Smith.  Mr. Smith has his business address at
767 Third Avenue, New York, New York 10017. His principal occupation is as an investor.

     The following persons are not members of the Group but are identified as they are executive officers or directors of a Group member or are the employer of such an executive officer or director:

     A.  John W. Adams.  Mr. Adams has his business address at
767 Third Avenue, New York, New York 10017. His principal employment is as the President of Smith Management Company.

     B.  Jeffrey A. Smith.  Mr. Smith has his business address at
767 Third Avenue, New York, New York 10017. Mr. Smith's principal employment is as Executive Vice President of Smith
Management Company.

     C.  Caleb S. Smith.  Mr. Smith's principal employment is as
Assistant Research Analyst of BDS Securities Corporation and his business address is 101 East 52nd Street, New York, New York.

     D. Douglas B. Smith. Mr. Smith's principal employment is as a professor at Cal Poly State University and his address is Cal Poly State University, San Luis Obispo, CA 93407.

     E. Smith Management Company ("Smith Management"). Smith Management is a Delaware corporation principally engaged in the business of making investments and investment management. Smith Management's principal business office is at 767 Third Avenue, New York, New York 10017.

     None of the individuals or entities identified above, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All natural persons are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

     All of the shares of Common Stock owned by Group members were paid for out of the working capital of Durian and Pengo Securities. The aggregate purchase price paid for the 538,850 shares of Common Stock acquired by the Group members was $13,835,297.95.

Item 4.  Purpose of Transaction.

     All of the shares of Common Stock acquired by Group members were acquired for investment purposes. The Group members intend to review their investment in the Issuer on a continuing basis and will take such actions as they deem appropriate to preserve and enhance the value of their investment. Depending upon the Group members evaluation of a variety of factors and future developments (including, without limitation, the Issuer's business and prospects, market prices of the Common Stock, availability and alternative uses of funds, as well as general and economic conditions), the Group members reserve the right to acquire additional shares of Common Stock, to dispose of some or all of their shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Group members. Except as set forth above, the Group members have no present plans or proposals which relate to or would result in any matter of the type described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     The original report on Schedule 13D provided:

    "(a) Pengo Securities owns 320,500 shares of Common Stock (which figure includes 25,000 shares of Common Stock issuable upon conversion of shares of the Issuer's preferred stock owned by Pengo Securities) representing 9.7% of the outstanding Common Stock. Durian owns 218,350 shares of Common Stock representing 6.7% of the outstanding Common Stock.

     (b) Pengo Industries may be regarded as having the sole power to vote or to direct the vote, or to dispose or direct the disposition of, the shares of Common Stock reported in Item 5(a) above as being owned by Pengo Securities. Randall D. Smith may be regarded as having the sole power to vote or to direct the vote, or to dispose or direct the disposition of, the shares of Common Stock reported in Item 5(a) above as owned by Durian.

     (c) There have been no transactions by any Group member in the Common Stock during the past sixty days except for the following open market purchases by Durian (D) or Pengo Securities
(PS):

      Purchaser     Date      # of Shares      Price/Share

        PS          8/31         24,000          $20.9583
        PS          9/1          20,000          $21.75
        PS          9/2          27,000          $22.9375
        PS          9/6           2,500          $22.875
        PS          9/7          38,500          $24.70
        PS          9/8          14,000          $24.80
        PS          9/9           4,500          $25.0625
        PS          9/12         31,000          $24.125
        PS          9/13          5,500          $24.72
        PS          9/14          7,500          $25.125
        PS          9/14         75,000          $25.50
        D           9/14         14,000          $25.50
        D           9/14         10,000          $25.50
        D           9/15         58,350          $27.25
        PS          9/15         27,000          $26.6875
        PS          9/16          2,500          $27.25
        PS          9/16         17,000          $26.66
        D           9/16         20,000          $27.25
        D           9/16         56,000          $27.25
        D           9/16         60,000          $27.25

     In addition to the above purchase of Common Stock, on September 16, 1994 Pengo Securities acquired 2,500 shares of the Issuer's preferred stock at a price per share of $275. Such shares of preferred stock are convertible into an aggregate of 25,000 shares of Common Stock.

     (d)  Not Applicable

     (e)  Not Applicable"


     This amendment No. 1 adds the following:

    "(a)  Durian owns 248,300 shares of Common Stock representing
3.1% of the outstanding Common Stock.

     (b) There have been no transactions by any Group Member in the Common Stock during the past sixty days except for the following sales by Durian (D) and Pengo Securities (PS):

     Seller        Date         #of Shares        Price/Share

       PS          09/11          540,000           17.625
       PS          09/16           86,600           18.000
       D           09/16          188,400           18.000


     (e) On September 11, 1996 the members of the Group ceased to be beneficial owners of more than 5% of the Common Stock of the Issuer."

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer

     There are no contacts, arrangements, understandings or relationships (legal or otherwise) among the Group of members or between the Group members and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

     None

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.



                              PENGO SECURITIES CORP.



Dated:  September 17, 1996    By:  DAVID A. PERSING
                                 ________________________________

                                   Name:  David A. Persing
                                   Title: Senior Vice President



                              PENGO INDUSTRIES, INC.



Dated:  September 17, 1996    By:  DAVID A. PERSING
                                 ________________________________

                                   Name:  David A. Persing
                                   Title: Senior Vice President


                              DURIAN SECURITIES, INC.


Dated:  September 17, 1996    By:  DAVID A. PERSING
                                  _______________________________

                                   Name:  David A. Persing
                                   Title: Senior Vice President


Dated:  September 17, 1996         RANDALL D. SMITH
                                  _______________________________
                                   Randall D. Smith